Exhibit 12.1

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

Statement of Computation of Ratio of Earnings to Combined Fixed Charges and

Preferred Stock Dividends

The following table sets forth the computation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated. Hannon Armstrong Capital, LLC, a Maryland limited liability company, the entity that operated our historical business prior to the consummation of our initial public offering on April 23, 2013 (our “IPO”) and which we refer to as the “Predecessor,” became our subsidiary upon consummation of our IPO. To the extent any of the financial data included in the below table is as of a date or from a period prior to the consummation of our IPO, such financial data is that of the Predecessor.

	For the six months ended June 30, 2014	For the fiscal year ended December 31, 2013	For the three months ended December 31, 2012	For the fiscal year ended September 30,
				2012	2011	2010	2009
	(In thousands, except ratios)
Earnings:
Pretax income from continuing operations before minority interests and income/loss from equity investees	$4,918	$(12,885)	$1,397	$5,088	$35	$5,418	$4,168
Add: Fixed charges (as calculated below)	7,287	9,982	2,427	10,231	9,834	10,084	11,173
Add: Distributed income of equity investees	—	—	443	14,294	—	—	—

Total earnings/(deficit)	$12,205	$(2,903)	$4,267	$29,613	$9,869	$15,502	$15,341

Fixed charges:
Investment interest expense	$7,215	$9,816	$2,347	$9,852	$9,442	$9,606	$10,593
Other interest expense	—	55	56	287	295	370	489
Estimated interest component of rental expense	72	111	24	92	97	108	91

Total fixed charges and preferred stock dividends(1)	$7,287	$9,982	$2,427	$10,231	$9,834	$10,084	$11,173

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.67	*	1.76	2.89	1.00	1.54	1.37

*	Earnings were insufficient to cover fixed charges by $2.9 million for the fiscal year ended December 31, 2013.
(1)	We had no preferred stock for the periods indicated.